EXHIBIT 99.1
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

                              ARMS II Global Fund I

--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO DECEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------
               REPORTING DATES

               Cut-Off Date                                                                                       November 28, 2003
               Determination Date                                                                                  December 8, 2003
               Payment Date                                                                                       December 10, 2003
               Start Interest Period                                                                             September 10, 2003
               End Interest Period                                                                                 December 9, 2003
               No. of Days in Interest Period                                                                                    91
               Start Calculation Period                                                                             August 30, 2003
               End Calculation Period                                                                             November 28, 2003
               No. of Days in Calculation Period                                                                                 91

               ---------------------------------------------------------------------------------------------------------------------

               SECURITIES ON ISSUE                                                  Amount                                   Amount
                                                                                     (US$)                                     (A$)
                                                                             --------------                           -------------
               Class A Bonds
               Initial Face Value                                            1,000,000,000                            1,525,553,013
                 Previous Principal Distribution                                63,400,000                                96,720,061
                 Principal Distribution for current calculation period          62,400,000                                95,194,508
               Total Principal Distribution to date                            125,800,000                               191,914,569


               Beginning Principal Amount                                      936,600,000                             1,428,832,952

     (a)       Ending Principal Amount                                         874,200,000                             1,333,638,444
               less Unreimbursed Charge-offs                                             -                                         -

               Beginning Stated Amount                                         936,600,000                             1,428,832,952

     (a)       Ending Stated Amount                                            874,200,000                             1,333,638,444


               Class B Bonds
               Initial Face Value                                                                                        50,500,000
                 Previous Principal Distribution                                                                                 --
                 Principal Distribution for current calculation period                                                           --
               Total Principal Distribution to date                                                                              --

               Beginning Principal Amount                                                                                50,500,000
     (a)       Ending Principal Amount                                                                                   50,500,000
               less Unreimbursed Charge-offs                                                                                     --
               Beginning Stated Amount                                                                                   50,500,000
     (a)       Ending Stated Amount                                                                                      50,500,000


               ---------------------------------------------------------------------------------------------------------------------

               INTEREST RATE FOR ACCRUAL PERIOD                                    Libor /             Interest            Interest
                                                                            Bank Bill Rate               Margin                Rate
                                                                            --------------             --------            --------
               US$
               Class A Bonds                                                    1.14000                0.23000             1.37000

               A$
               Class A Bonds (payable to Currency Swap Provider)                4.87670                0.35100             5.22770
               Class B Bonds                                                    4.87670                0.90000             5.77670

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                                     Page 1 of 3
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

--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO SEPTEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------

               DISTRIBUTIONS PAYABLE ON PAYMENT DATE                                 (US$)                                     (A$)
                                                                              ------------                             ------------

               Interest Entitlement:
     (b)            Class A Bonds                                               3,243,500                                18,622,614
     (b)            Class B Bonds                                                                                           727,310
               Principal Repayment:
     (c)            Class A Bonds                                              62,400,000                                95,194,508
     (c)            Class B Bonds
               Total:
                    Class A Bonds                                              65,643,500                               113,817,122
                    Class B Bonds                                                      --                                   727,310

               Total                                                           65,643,500                               114,544,432

               ---------------------------------------------------------------------------------------------------------------------

               POOL FACTORS                                                           Last                                  Current
                                                                              Distribution                             Distribution
                                                                                      Date                                     Date
                                                                             -------------                             ------------

     (h)       Class A Bonds                                                        0.9366                                   0.8742
               Class B Bonds                                                        1.0000                                   1.0000

               ---------------------------------------------------------------------------------------------------------------------

     (d)       INCOME COLLECTIONS FOR CALCULATION PERIOD                                                                 24,735,748

               ---------------------------------------------------------------------------------------------------------------------

               AVAILABLE AMORTISATION AMOUNT                                                                                   (A$)
                                                                                                                      ------------
     (i)       Scheduled Principal Collections                                                                            3,416,835
     (i)       Unscheduled Principal Collections                                                                        135,634,080

               Gross Principal Collections                                                                              139,050,915

               less
     (g)       Redraw Advances, Line of Credit Advances and
               Permitted Further Advances                                                                                44,808,673

     (e)       Net Principal Collections                                                                                 94,242,242

               Application of Cash Reserve and Advances
               Reserve as Available Amortisation Amount                                                                     952,266

     (l)       Charge-offs and Unreimbursed Charge-offs

     (f)       Available Amortisation Amount                                                                             95,194,508

               ---------------------------------------------------------------------------------------------------------------------

               PORTFOLIO INFORMATION
               (based on Loans forming part of the Assets of the Fund as at the last day of the Calculation Period)

     (j)       Aggregate Face Value of Loans                                                                          1,379,664,228
               Total number of Loans                                                                                          6,137
               Average Loan Balance                                                                                      224,810.86
               Weighted Average LVR                                                                                           73.17

                      Seasoning                 No of Loans                 % Total                 Balance             % by Balance
                      ---------                 -----------                 -------                 -------             ------------
                      0 to 6 months                     --                    0.00%                       --                  0.00%
                     6 to 12 months                  3,465                   56.46%              794,992,795                 57.62%
                    12 to 18 months                  1,801                   29.35%              406,666,725                 29.48%
                    18 to 24 months                    341                    5.56%               75,433,070                  5.47%
                    24 to 36 months                    126                    2.05%               30,399,371                  2.20%
                    36 to 48 months                    176                    2.87%               35,250,311                  2.55%
                    48 to 60 months                    111                    1.81%               19,536,626                  1.42%
                         >60 months                    117                    1.91%               17,385,332                  1.26%
                                                     6,137                  100.00%            1,379,664,228                100.00%

               ---------------------------------------------------------------------------------------------------------------------

                                   Page 2 of 3
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
--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO SEPTEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------
     (k)       AGGREGATE LOSS AMOUNT                                                                                    NIL

               ---------------------------------------------------------------------------------------------------------------------

     (m)       DELINQUENCY AND LOSSES

               DELINQUENCY                                                                          (A$) Amount                % of
                                                                                                       of Loans                Pool
                                                                                                   ------------               -----
               31 - 60 days                                                                         10,209,515                0.74%
               61 - 90 days                                                                          3,035,261                0.22%
               90+ days                                                                              4,138,993                0.30%

               LOSSES                                                                                   AUD

               Mortgage Insurance claims made                                                           Nil

               Mortgage Insurance claims paid                                                           Nil

               Mortgage Insurance claims pending                                                        Nil

               Mortgage Insurance claims denied                                                         Nil

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